Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

The following is a list of subsidiaries of the Company as of July 31, 2022, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

State or Other Jurisdiction
of Incorporation or
Subsidiaries	Organization

Hartford Great Health Management (Shanghai) Ltd. (“HFSH”)	Shanghai, China
Hartford International Education Technology (Shanghai) Co. Ltd. (“HF Int’l Education”)	Shanghai, China
Hangzhou Hartford Comprehensive Health Management, Ltd. (“HZHF”)	Hangzhou, China
Hangzhou Longjing Qiao Fu Vacation Hotel Co., Ltd (“HZLJ”)	Hangzhou, China
Pudong Haojin Childhood Education Ltd. (“PDHJ”)	Shanghai, China
Shanghai Hongkou HaiDeFuDe Childcare Co., Ltd.(“HDFD”)	Shanghai, China
Shanghai Gelinke Childcare Education Center (“Gelinke”)	Shanghai, China
HDFD Zhongli Education Technology Co., Ltd. (“Zhongli”)	Shanghai, China